Exhibit 99.1

Greenbrook TMS To Acquire Success TMS

Greenbrook to acquire 45 active TMS Centers in Florida, Pennsylvania, Illinois, New Jersey, Nevada and Wisconsin

Greenbrook exploring debt financing options to fund expansion plans and for general corporate and working capital purposes

TORONTO--(BUSINESS WIRE)--May 16, 2022--Greenbrook TMS Inc. (TSX: GTMS) (NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today that it has entered into a purchase agreement (the “Purchase Agreement”) pursuant to which Greenbrook will acquire Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”).

Success TMS is one of the largest and fastest-growing providers of TMS therapy in the United States. Since founding its first TMS center in Florida in 2018, Success TMS has grown to 45 active locations throughout Florida, Pennsylvania, Illinois, New Jersey, Nevada and Wisconsin. The Company expects the acquisition of Success TMS (the “Acquisition”) will enhance Greenbrook’s position as a leading provider of TMS therapy in the United States and, following completion of the Acquisition, will add 45 additional active TMS centers to the Company’s existing service delivery platform. The Company believes that Success TMS’ footprint is an excellent complement to Greenbrook’s existing geographical regions and will provide Greenbrook with a new presence in additional states, including new management regions in Illinois, New Jersey, Nevada, Pennsylvania and Wisconsin.

Key Acquisition Highlights:

  Adding Significant Operating Scale
    Acquisition of Success TMS’ 45 active TMS centers in the states of Florida, Pennsylvania, Illinois, New Jersey, Nevada and Wisconsin.
    The Company believes Success TMS’ center footprint will be highly complementary to Greenbrook’s existing management regions and will provide Greenbrook with new management regions in the states of Illinois, New Jersey, Nevada, Pennsylvania and Wisconsin.
  Significant Top-Line Growth and Accelerating Path to Profitability
    The Company expects the Acquisition has the potential to add more than US$30 million in consolidated revenues to the combined company on a full-year basis, representing more than 50% growth over Greenbrook’s current fiscal 2021 revenues of approximately US$52 million.
    The Company anticipates that near term post-Acquisition synergies may be able to produce EBITDA positive operations for the combined company and accelerate the Company’s timeline to profitability.
  Well-Established Payor Contracting
    The Company believes that Success TMS’ affiliated medical practices benefit from strong reimbursement from key commercial payors.
    The Acquisition removes the need to establish new contractual relationships with payors in the regions in which Success TMS currently operates, eliminating a process which is a key barrier to expansion.
  Access to Robust Physician Networks
    The Company believes that the Acquisition will provide Greenbrook with a strong physician network in a number of additional states, including Illinois, New Jersey, Nevada, Pennsylvania and Wisconsin, which would help establish Greenbrook as a premier provider of TMS therapy in these regions.
  Provides Proven Regional Management Team and Potential Synergies
    Success TMS has an experienced management and operations team.
    Success TMS’s Chief Executive Officer, Benjamin Klein, is expected to join as Chief Operating Officer of Greenbrook, deepening Greenbrook’s managerial expertise, and combining best practices of Greenbrook and Success TMS.
  All Equity Transaction to Build Value Together
    Purchase price consideration for the Acquisition payable entirely in common shares of Greenbrook which is intended to align the interests of the Success TMS team with those of Greenbrook and promote the shared goal of building value together under the Greenbrook brand.

“We are very pleased to be announcing this acquisition today as we believe it demonstrates our ability to continue to deliver on one of the key pillars of our strategy for sustained growth despite the ongoing disruption caused by the COVID-19 pandemic,” said Bill Leonard, President and Chief Executive Officer of Greenbrook. “This acquisition should allow us to continue to expand our national footprint of TMS centers throughout the United States. This transaction is expected to accelerate Greenbrook’s ability to grow, particularly in the Eastern and Mid-Western regions, through well-established physician networks and key payor relationships. We are excited to begin working with our new colleagues at Success TMS who share our passion for TMS therapy and delivering exceptional patient care.”

Debt Financing

In conjunction with the Acquisition, Greenbrook is also in the process of exploring a variety of debt financing options and intends to seek additional debt financing from a third party-lender to fund the Company’s expansion plans and for general corporate and working capital purposes (the “Debt Financing”). In accordance with the Purchase Agreement, Success TMS and the Seller Parties have agreed to co-operate and assist Greenbrook in securing the Debt Financing, and the Acquisition is conditional upon securing such Debt Financing. There can be no assurances that the Debt Financing will be completed on terms favorable to the Company, or at all. Further details regarding the terms of any such Debt Financing will be provided if and when definitive loan documentation has been entered into by the Company.

Summary of the Acquisition

Pursuant to the Purchase Agreement, Greenbrook, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., will indirectly acquire all of the issued and outstanding equity interests in Success TMS from its parent company, Success Behavioral Holdings LLC (“Success Behavioral”). As consideration for the purchase of Success TMS, its direct and indirect owners, including Benjamin Klein and Batya Klein (collectively, the “Seller Parties”) will receive, in the aggregate, approximately 11,867,923 common shares of Greenbrook (the “Consideration Shares”). The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and will be fixed at an amount equal to 40% of the total issued and outstanding common shares of Greenbrook (the “Common Shares”) on a post-Acquisition basis, subject to customary working capital and other adjustments (as described below).

Each Consideration Share will have an implied value equal to the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the five-day trading period ending on the day that is two trading days prior to the closing date of the Acquisition (the “Closing VWAP”). Based on the current market price of the Common Shares, the purchase price consideration in respect of the Acquisition is valued at approximately US$27.3 million, of which approximately US$20.5 million will be payable on closing of the Acquisition and US$6.8 million will be held in an escrow account following determination of certain adjustments and indemnities (as described below).

Under the terms of the Purchase Agreement, the share consideration will be recalculated and adjusted after closing based on Success TMS’ final indebtedness and net working capital relative to what was estimated immediately prior to the closing date of the Acquisition (the “Closing Date”) and used to calculate the share consideration payable to the Seller Parties on the Closing Date (the “Post-Closing Adjustment”). A portion of the Consideration Shares that would otherwise be payable to the Seller Parties on the Closing Date will be held back and deposited with an escrow agent on the Closing Date (the “Adjustment Holdback”), to be released to the Seller Parties or Greenbrook, as applicable, upon final determination of the Post-Closing Adjustment. The Adjustment Holdback represents approximately 10% of the Consideration Shares.

In addition, a portion of the Consideration Shares that would otherwise be payable to the Seller Parties on the Closing Date will be held back and deposited with an escrow agent on the Closing Date (the “Indemnity Holdback”) to satisfy any indemnity claims made against the Seller Parties. The Indemnity Holdback represents approximately 15% of the Consideration Shares. Any portion of the Indemnity Holdback that is not used to satisfy indemnity claims or subject to open indemnity claims will be released to the Seller Parties 18 months following the Closing Date. The Company has a reciprocal indemnification obligation capped at 15% of the total Consideration Shares, and Common Shares in an amount up to 15% of the total Consideration Shares may become issuable to the Seller Parties to satisfy indemnity claims made against the Company (with the exception that indemnification for certain fundamental representations and warranties will not be subject to a cap) (“Indemnity Adjustments”).

The Purchase Agreement also provides the Seller Parties with a right to nominate a single representative to the board of directors of Greenbrook (currently expected to be Success TMS’ Chief Executive Officer, Benjamin Klein) for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In addition, the Seller Parties have agreed to a 12-month lock-up period in respect of the Common Shares issued or issuable to them in connection with the Acquisition. The Seller Parties have also received certain customary registration rights in connection with the resale of the Common Shares acquired by them in the Acquisition, once the lock-up restrictions have expired.

The Acquisition is an arm’s length transaction and is subject to the satisfaction or waiver of customary closing conditions, including the Debt Financing and the absence of a “material adverse effect” in accordance with the terms of the Purchase Agreement, and is expected to be completed in the third quarter of 2022 with an outside date of November 15, 2022, being 6 months from the date of execution of the Purchase Agreement.

Following completion of the Acquisition, Greenbrook’s TMS center network will grow to 191 active TMS centers across the United States.

The Acquisition has been unanimously approved by the board of directors of Greenbrook and the members of Success TMS. Clarus Securities Inc. provided an opinion to the board of directors of Greenbrook that, as of the date of the opinion and based on and subject to certain assumptions and limitations set out therein, the consideration to be paid by Greenbrook pursuant to the Acquisition is fair, from a financial point of view, to Greenbrook.

TSX Shareholder Approval Requirements

Completion of the Acquisition is expected result in the issuance of approximately 11,867,923 Common Shares to the Seller Parties (assuming immaterial Post-Closing Adjustments in favor of the Seller Parties and no post-closing indemnity claims arising against Greenbrook in connection with the Acquisition, in each case in accordance with the terms of the Purchase Agreement), representing approximately 66.7% of Greenbrook’s currently issued and outstanding Common Shares (approximately 40% of Greenbrook’s outstanding Common Shares on a post-Acquisition basis).

Section 611(c) of the TSX Company Manual requires that shareholder approval be obtained where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. In addition, the Acquisition is expected to result in the creation of a new control person (as such term is defined in the TSX Company Manual) of Greenbrook and/or could materially affect control (as such term is defined in the TSX Company Manual) of Greenbrook, requiring shareholder approval pursuant to Section 604(a)(i) of the TSX Company Manual. Greenbrook expects to seek and receive written consents from shareholders of Greenbrook that, in the aggregate, represent a majority of the Common Shares issued and outstanding relating to the foregoing approvals in accordance with Section 604(d) of the TSX Company Manual. Greenbrook expects the TSX will accept this written consent supporting the Acquisition and will not require Greenbrook to hold a shareholder meeting in connection therewith.

As of the date hereof, Greenbrook has 17,801,885 Common Shares issued and outstanding, on a non-diluted basis. On the Closing Date, it is expected that approximately 11,867,923 Consideration Shares will be issued, directly or indirectly, to Benjamin Klein and Batya Klein, whereby Benjamin Klein and Batya Klein will receive, directly or indirectly, approximately 65.1% and 34.9%, respectively, of the Consideration Shares. Assuming all of the Consideration Shares become issuable (which includes the issuance and release of all Common Shares held in escrow pursuant to the terms of the Purchase Agreement) and there are no other changes to Greenbrook’s issued and outstanding Common Shares as of the date hereof, it is expected that Benjamin Klein and Batya Klein would own or control, directly or indirectly, approximately 26.0% and 14.0%, respectively, of Greenbrook’s issued and outstanding Common Shares at such time.

As the Company is required to settle any Post-Closing Adjustments and/or Indemnity Adjustments (collectively, “Adjustments”) through the issuance of additional Common Shares, there is the potential that additional Common Shares will become issuable to the Seller Parties in connection with the Acquisition having a value per Common Share equal to the Closing VWAP. However, because (i) the quantum of any Adjustments are unknown at this time, and (ii) the number of Common Shares that may become issuable in respect of any such Adjustments is tied to the Closing VWAP, the number of Common Shares that may become issuable upon satisfaction of any Adjustments cannot be determined at this time.

In accordance with applicable TSX policies, Greenbrook is required to show hypothetical scenarios of issuances of Common Shares that could theoretically become issuable in the event that Adjustments require the issuance of additional Common Shares to the Seller Parties in connection with the Acquisition. For these purposes, the Company has assumed (i) a maximum Post-Closing Adjustment in favor of the Seller Parties in the amount of US$3.0 million, and (ii) that the Company is required to satisfy the maximum 15% Indemnity Adjustment cap described above through the issuance of Common Shares. In the above hypothetical scenario, assuming that the Common Shares issuable in connection with these Adjustments were issued at arbitrary prices of US$2.75, US$2.50 and US$2.25, an additional 2,871,097 Common Shares, 2,980,188 Common Shares or 3,113,521 Common Shares, respectively, would become issuable to the Seller Parties. In those circumstances, the Seller Parties would hold an aggregate of 14,739,020, 14,848,111 or 14,981,444 Common Shares, representing 45.3%, 45.5% or 45.7%, respectively, of the Common Shares outstanding after giving effect to the Acquisition.

It is anticipated that 100% of the Consideration Shares will be issued, directly or indirectly, to Benjamin Klein and Batya Klein. Given the foregoing, it is expected that (i) the Acquisition will have a material effect on control of Greenbrook resulting in Benjamin Klein becoming a control person as of the Closing Date with the power to hold, control or direct 7,727,600 Common Shares, representing approximately 26.0% of the Company’s issued and outstanding Common Shares, and (ii) Batya Klein will own or control, directly or indirectly, greater than 10% of the then-outstanding Common Shares, in each case after giving effect to the Acquisition (but prior to any Adjustments). Upon closing of the Acquisition, to the knowledge of the Company, the only shareholders of the Company that will hold in excess of 10% of the then-outstanding Common Shares are set out below:

Shareholder	Common Shares Held	Pro Forma Ownership
Benjamin Klein	7,727,600	26.0%
Greybrook Health Inc.(1)	4,727,697	15.9%
Batya Klein	4,140,323	14.0%

________

Note:

  Includes 200,000 Common Shares held by Greybrook Realty Partners Inc., an affiliate of Greybrook Health Inc.

Greenbrook intends to notify The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the rules of that exchange.

No securities regulatory authority or stock exchange has either approved or disapproved of the contents of this press release. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About Greenbrook TMS Inc.

Operating through 148 company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements regarding the Acquisition and the Debt Financing, including the timing of closing of the Acquisition, the potential benefits and synergies to be derived therefrom (including, but not limited to, statements regarding anticipated revenues and profitability following completion of the Acquisition), and the number of Common Shares issuable as consideration in connection therewith, constitute forward-looking information within the meaning of applicable securities laws in Canada and forward-looking statements within the meaning of applicable securities laws in the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to: regulatory, stock exchange and other timing risks to closing the Acquisition on the terms and/or timeframe anticipated, or at all; risks relating to integrating Success TMS successfully into the Company’s business following the Acquisition; as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

There can be no assurance that the Acquisition will occur or that the anticipated benefits and effects of the transaction will be realized. The Acquisition is subject to the fulfillment of certain conditions and there can be no assurance that any such conditions will be met. The Acquisition could be modified, restricted or terminated.

Contacts

For further information:

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

investorrelations@greenbrooktms.com
1-855-797-4867